SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 06, 2009

(Commission File No. 001-14487 )

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name into English)

Rua Humberto de Campos, 425 – 8o andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:☒ Form 40-F:☐

(Indicate by check mark if the registrant is submitting the Form 6-K i
n paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes ☐ or No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes ☐ or No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ or No ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.
and
TELEMAR NORTE LESTE S.A.
www.oi.com.br/ir

UPCOMING EVENTS: CONFERENCE CALLS

PORTUGUESE		ENGLISH

DATE:	Friday, March 6, 2009	DATE:	Friday, March 6, 2009
	11:00am (Rio) - 9:00am (NY)		1:00pm (Rio) - 11:00am (NY)
ACCESS:	Phone: (55 11) 4688-6301	ACCESS:	Phone: 800 - 853 - 3895 (USA)
	Code: Oi		1 334 323 7224 (Brazil / other countries)
	Replay: (55 11) 4688-6312		Code: Oi
	(code 445)		Replay: 877 – 656 – 8905 (USA)
	Available until March 12, 2009		1 334 323 9859 (Brazil / other countries)
Available until March 12, 2009 (code Oi)
WEBCAST:	http://www.ccall.com.br/oi

A complementary presentation will be available before the start of the conference call on http://www.oi.com.br/ir

CONTENTS
1	MAIN HIGHLIGHTS	2
2	OPERATING PERFORMANCE	4
3	CONSOLIDATED RESULTS	6
4	DEBT, CAPITAL EXPENDITURE AND CASH FLOW	17
5	SCENARIOS FOR 2009	21
6	COMPLEMENTARY INFORMATION	23
7	FINANCIAL STATEMENTS	32

TNL Participações	Telemar Norte Leste
Outstanding shares ('000): 382,289	Outstanding shares ('000): 238,391
TNLP3: R$35.52	TMAR3 ON: R$58.00
TNLP4: R$28.85	TMAR5 PNA: R$55.50
TNE: US$13.92 ADR	TMAR6 PNB: R$38.02
Market Cap (Million): R$13,141; US$5,623	Market Cap (Million): R$13,480; US$5,768

Notes: (1) Prices as at the end of 4Q08; (2) Outstanding ex-treasury shares.

March 5, 2009	www.oi.com.br/ir	1

Rio de Janeiro, March 5, 2009: Tele Norte Leste Participações S.A. (Bovespa: TNLP4 and TNLP3) and Telemar Norte Leste S.A. (Bovespa: TMAR3, TMAR5 and TMAR6) are pleased to announce today the results for the fourth quarter of 2008 (4Q08).

This report contains the operating and financial numbers for Tele Norte Leste Participações and its direct and indirect subsidiaries at the close of December 31, 2008. Brasil Telecom Participações, acquired on January 8, 2009, will have its results consolidated from the first quarter of 2009 onward.

1) MAIN HIGHLIGHTS OF 4Q08 AND THE YEAR 2008:

• 40.4 million Revenue Generating Units (RGUs) in December 2008 represented approximately 8.7 million new users (2.7 million in 4Q08), a record growth (27.4%):

  In the wireless segment, net additions totaled 8.4 million in the year, of which 1.0 million came from the TNCP acquisition and 2.0 million were added through the mobile start-up in São Paulo. Organic growth in Region I totaled 5.4 million (33.7%) . In 4Q08, net additions numbered 2.5 million;
  Broadband remained an important growth driver, adding 498 thousand new customers in the year and 98 thousand in the quarter, boosted by “Oi Velox” (ADSL);

• Consolidated Gross Revenue totaled R$7,064 million in the quarter, which accumulated R$27,197 million in 2008 (+8.1% vs. 2007), being the wireless segment the main growth driver.

  ARPU for Oi Mobile rose in the quarter (+2.7%), and remained stable when compared to the previous year (R$22.7) . The wireline segment ARPU (R$88.8) expanded 3.7% from 4Q07. Fast growth in broadband in the year resulted in an ARPU of R$43.7.

• Consolidated EBITDA in the quarter amounted to R$1,494 million, accumulating R$6,068 million in 2008. This amount includes non-recurring expenses of R$383 million, as well as R$153 million of net negative impact related to the mobile operation in São Paulo. As a reminder, during 2007 we recorded R$169 million non-recurring positive effects. Excluding the non-recurring effects, 2008 EBITDA would have risen approximately 1.6% as compared to 2007.

• Consolidated net debt of R$9,804 million in December 2008 is mainly a result of cash disbursements seen throughout the year related to the acquisitions of shares in BRTP, BRTO, TNCP and TMAC, as well as the distribution of extraordinary dividends in TNL and TMAR. In December 2008, net debt amounted to 1.5 time consolidated recurring EBITDA in 2008.

• Net earnings of R$77 million in 4Q08 and R$1,154 million in 2008 (R$3.02/share and US$1.62/ADR) . In addition to the EBITDA reduction, net earnings were impacted by the effects of the currency devaluation on unhedged debt and by higher net financial expenses.

• Consolidated Capital Expenditure of R$1,016 million in 4Q08, adding R$4,643 million in 2008, 99.4% higher than 2007.

March 5, 2009	www.oi.com.br/ir	2

Table 1 – Leading Financial Indicators

	Quarter					Year

R$ million	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

TNL Consolidated

Net Revenue	4,484	4,753	4,817	1.3%	7.4%	17,584	18,736	6.6%
EBITDA	1,553	1,618	1,494	-7.7%	-3.8%	6,517	6,068	-6.9%
EBITDA Margin (%)	34.6%	34.1%	31.0%	-3.1 p.p.	-3.6 p.p.	37.1%	32.4%	-4.7 p.p.
Recurring EBITDA	1,553	1,638	1,524	-7.0%	-1.9%	6,348	6,451	1.6%
Recurring EBITDA Margin (%)	34.6%	34.5%	31.6%	-2.9 p.p.	-3.0 p.p.	36.1%	34.4%	-1.7 p.p.
Net Earnings	882	224	77	-65.6%	-91.3%	2,318	1,154	-50.2%

Net Debt	2,733	9,189	9,804	6.7%	258.7%	2,733	9,804	258.7%
Available Cash	6,710	8,575	10,738	25.2%	60.0%	6,710	10,738	60.0%
CAPEX	1,026	1,194	1,016	-14.9%	-1.0%	2,328	4,643	99.4%
Free Cash Flow	704	-539	615	214.1%	-12.6%	1,195	-732	-161.3%
Net Debt / EBITDA	0.4	1.5	1.6	6.7%	300.0%	0.4	1.6	300.0%

TMAR Parent Consolidated

Net Revenue	4,472	4,735	4,801	1.4%	7.4%	17,572	18,665	6.2%
EBITDA	1,563	1,621	1,496	-7.7%	-4.3%	6,542	6,109	-6.6%
EBITDA Margin (%)	35.0%	34.2%	31.2%	-3.0 p.p.	-3.8 p.p.	37.2%	32.7%	-4.5 p.p.
Recurring EBITDA	1,563	1,641	1,526	-7.0%	-2.4%	6,373	6,492	1.9%
Recurring EBITDA Margin (%)	35.0%	34.6%	31.8%	-2.8 p.p.	-3.2 p.p.	36.3%	34.8%	-1.5 p.p.
Net Earnings	1,139	386	91	-76.4%	-92.0%	2,889	1,521	-47.4%

TMAR Parent Company

Net Revenue	3,621	3,682	3,618	-1.7%	-0.1%	14,297	14,511	1.5%
EBITDA	1,223	1,206	1,061	-12.0%	-13.2%	5,400	4,487	-16.9%
EBITDA Margin (%)	33.8%	32.8%	29.3%	-3.5 p.p.	-4.5 p.p.	37.8%	30.9%	-6.9 p.p.
Recurring EBITDA	1,223	1,226	1,091	-11.0%	-10.8%	5,232	4,870	-6.9%
Recurring EBITDA Margin (%)	33.8%	33.3%	30.2%	-3.1 p.p.	-3.6 p.p.	36.6%	33.6%	-3.0 p.p.
Net Earnings	1,139	386	91	-76.4%	-92.0%	2,889	1,521	-47.4%

Oi (TNL PCS)

Net Revenue	1,104	1,320	1,517	14.9%	37.4%	4,194	5,208	24.2%
EBITDA	351	436	461	5.7%	31.3%	1,155	1,698	47.0%
EBITDA Margin (%)	31.8%	33.0%	30.4%	-2.6 p.p.	-1.4 p.p.	27.5%	32.6%	5.1 p.p.
Net Earnings	231	161	129	-19.9%	-44.2%	465	611	31.4%

TNCP

Net Revenue	125	130	153	17.7%	22.4%	487	523	7.4%
EBITDA	53	30	29	-3.3%	-45.3%	143	133	-7.0%
EBITDA Margin (%)	42.6%	22.8%	19.2%	-3.6 p.p.	-23.4 p.p.	29.4%	25.5%	-3.9 p.p.
Net Earnings	16	0	34	NA	112.5%	3	38	1166.7%

Note: Recurring EBITDA calculation was made excluding the non-recurring expenses related to Brasil Telecom’s control acquisition in 2008 as well as the positive adjustments of the provision for contingencies ocurred in 2007.

March 5, 2009	www.oi.com.br/ir	3

2) OPERATING PERFORMANCE:

Following record net additions in the quarter (+2.7 million), the company ended the year with 40.4 million Revenue Generating Units (UGRs), an increase of 7.0% from 3Q08 and 27.4% as compared to 2007. Quarterly performance was boosted by the 2.5 million wireless users increase, mainly due to Oi Mobile start- up new operations in the State of São Paulo, where additions equaled to 2 million users since the end of October.

Wireline – Oi Fixed

The company's strategy of marketing convergent products contributed to stabilize the base of fixed lines in service for the second consecutive quarter. Oi Fixed ended the year with 13,939 thousand lines in service.

Alternative plans reached 6,433 thousand customers at the end of 4Q08, in a 23.7% growth over the previous year, already accounting for 46.2% of all lines in service (59.9% of residential lines).

Broadband – Oi Velox

The ADSL base “Oi Velox” ended 4Q08 with 1,965 thousand users, rising 5.3% in the quarter and 29.4% in the year. Considering the 51 thousand broadband cable users from Oi TV, the final broadband internet user base reached 2,016 thousand.

It is worth mentioning that this product remains strategic for the company, helping to protect the wireline customer base. At the end of the year, “Oi Velox” accounted for 14.1% of the total fixed lines in service (10.7% in 2007).

Wireless – Oi Mobile

The wireless segment presented 2,523 thousand net additions in 4Q08, resulting from 4,928 thousand gross additions and 2,405 thousand disconnections, ending 2008 with record growth in the number of customers, 11.5% in the quarter and 52.6% in the year. It is important to note that of the 8,406 thousand mobile customers added in the year, about 1.0 million came from the acquisition of Amazônia Celular and 2.0 million came from the new operations in São Paulo. Still, 5,384 thousand relates to Oi’s organic growth in Region I and represents a growth of 33.7%, above the national market average (24.5%) .

By the end of December 2008, the 24,390 thousand wireless users already account for 60.4% of RGUs, compared with 57.9% in 3Q08 and 50.4% in 4Q07.

The pre-paid customer base contributed with 88.5% of the net additions in the quarter, rising respectively 12.2% and 53.6% from 3Q08 and 4Q07 (2,234 thousand and 7,179 thousand new users), and ended 2008 with 20,574 thousand customers. This segment makes up for 84.4% of the total user base at Oi. The success of the “Ligadores” campaign has contributed significantly to this performance.

The post paid customer base (3,815 thousand) rose by 289 thousand users in the quarter (+8.2%) and amounted to 1,227 thousand net additions in the year (+47.4%) . In this segment we highlight our convergent product “Oi Conta Total”, which rose 15.7% in the quarter and 97.6% in the year, ending 2008 with 1,061 thousand customers (27.8% of the post-paid user base in December).

The 3G service, launched in 3Q08, is now present in 52 cities and has 31,303 customers.

March 5, 2009	www.oi.com.br/ir	4

Table 2 – Operational Indicators

	4Q07	1Q08	2Q08	3Q08	4Q08	QoQ	YoY

Wireline Services - "Oi Fixo"

(a) Lines in Service ('000)	14,222	14,037	13,888	13,906	13,939	0.2%	-2.0%
Residential (%)	77.7%	77.4%	77.1%	76.9%	77.0%	0.1 p.p.	-0.7 p.p.
Commercial (%)	18.2%	18.4%	18.7%	18.9%	18.9%	0.0 p.p.	0.7 p.p.
Public Telephones (%)	4.1%	4.2%	4.2%	4.2%	4.1%	-0.1 p.p.	0.0 p.p.
Average Subscriber Base ('000)	14,271	14,130	13,963	13,890	13,928	0.3%	-2.4%
Alternatives Plans ('000)*	5,202	5,234	5,325	5,982	6,433	7.5%	23.7%
Proportion of Lines in Service (%)	36.6%	37.3%	38.3%	43.0%	46.2%	3.2 p.p.	9.6 p.p.
ARPU Oi Fixo (R$)	85.6	86.5	88.1	89.8	88.8	-1.1%	3.7%
Number of Municipalities Served	3,047	3,047	3,050	3,052	3,052	0.0%	0.2%

Broadband Services - "Oi Velox"

(b) Broadband Subscribers ('000)	1,518	1,692	1,804	1,918	2,016	5.1%	32.8%
ADSL	1,518	1,638	1,751	1,866	1,965	5.3%	29.4%
Cable	NA	55	53	52	51	-1.9%	NA
Proportion of Lines in Service (%)	10.7%	11.7%	12.6%	13.4%	14.1%	0.7 p.p.	3.4 p.p.
Residential (%)	85.7%	83.5%	84.1%	86.8%	84.9%	-1.9 p.p.	-0.8 p.p.
Average Subscriber Base ('000)	1,458	1,577	1,697	1,809	1,916	5.9%	31.4%
ARPU Oi Velox (R$)	46.4	46.5	45.1	45.4	43.7	-3.7%	-5.8%
Number of Municipalities Served	286	299	328	332	451	35.8%	57.7%

Wireless Services - "Oi Móvel"

(c) Mobile Subscribers ('000)	15,984	17,332	20,299	21,867	24,390	11.5%	52.6%
Proportion on Pre-Paid Plans (%)	84%	84%	84%	84%	84%	0.0 p.p.	0.0 p.p.
Average Subscriber Base ('000)	15,348	16,621	19,132	21,185	23,510	11.0%	53.2%
Oi Conta Total ('000)	537	646	783	917	1,061	15.7%	97.6%
3G Clients ('000)	-	-	-	5	31	520.0%	NA
Market Share Oi - Region I (%)	26.9%	27.9%	30.7%	31.1%	30.3%	-0.8 p.p.	3.4 p.p.
Proportion of Net Additions in Region I (%)	25.4%	48.5%	39.8%	37.5%	15.1%	-22.4 p.p.	-10.3 p.p.
Penetration rate - Region I (%)	57.5%	60.0%	63.6%	67.4%	70.5%	3.1 p.p.	13.0 p.p.
Quarterly Churn rate (%)	9.1%	6.6%	6.8%	7.4%	10.4%	3.0 p.p.	1.3 p.p.
ARPU Oi Móvel (R$)	22.7	21.3	22.0	22.1	22.7	2.7%	0.0%
Number of Municipalities Served	999	1,031	1,066	1,161	1,348	16.1%	34.9%

Vídeo - "Oi TV"

(d) Pay TV Subscribers ('000)	NA	58	59	60	61	1.7%	NA
Number of Municipalities Served	NA	4	4	4	4	0.0%	NA

RGU - Revenue Generating Unit (a+b+c+d) (´000)	31,724	33,119	36,050	37,751	40,406	7.0%	27.4%

*Alternative plans include “Planos de Minutos”, “Plano Economia”, “Digitronco”, “PABX Virtual” and others.

March 5, 2009	www.oi.com.br/ir	5

3) CONSOLIDATED FINANCIAL RESULTS:

3.1) REVENUE:

Consolidated gross revenue totaled R$7,064 million in 4Q08, exceeding by 1.9% that of 3Q08 (+R$135 million) mainly due to the expansion of revenue in the wireless segment (+8.0%), while wireline services remained stable.

In the year, consolidated gross revenue totaled R$27,197 million, expanding 8.1% (+R$2,044 million) compared to 2007. Also in this period, wireline revenues remained stable, while the highlight was the wireless segment performance, which rose 44.3% (+R$1,965 million), currently representing 24% of the total consolidated gross revenue.

Table 3 – Breakdown of Consolidated Gross Revenue

	Quarter					Year			%

R$ million	4Q07	3Q08	4Q08	QoQ (%)	YoY (%)	2007	2008	YoY (%)	2007	2008

Wireline	5,180	5,238	5,238	0.0	1.1	20,717	20,796	0.4	82%	76%

Local (exc. - VC1)	2,175	2,126	2,106	-0.9	-3.2	8,882	8,394	-5.5	35%	31%
Subscription	1,754	1,750	1,736	-0.8	-1.0	6,980	6,912	-1.0	28%	25%
Local Traffic	398	352	351	-0.3	-11.8	1,797	1,395	-22.4	7%	5%
Others	23	24	19	-20.8	-17.4	106	88	-17.0	0%	0%

Local Fixed-to-Mobile (VC1)	729	724	728	0.6	-0.1	2,771	2,798	1.0	11%	10%

Long Distance FF + PCS**	695	740	725	-2.0	4.3	2,839	3,001	5.7	11%	11%

LD Fixed-to-Mobile (VC2/3)**	192	221	216	-2.3	12.5	748	853	14.0	3%	3%

Network Usage	151	205	166	-19.0	9.9	603	699	15.9	2%	3%

Data	759	844	893	5.8	17.7	2,879	3,397	18.0	11%	12%
Velox	295	363	370	1.9	25.4	1,121	1,391	24.1	4%	5%
Others	465	481	524	8.9	12.7	1,759	2,006	14.0	7%	7%

Public Phones	233	142	153	7.7	-34.3	1,106	656	-40.7	4%	2%

Additional Services	173	164	169	3.0	-2.3	644	667	3.6	3%	2%

Advanced Voice / Other	72	73	81	11.0	12.5	245	331	35.1	1%	1%

Wireless	1,262	1,691	1,827	8.0	44.8	4,436	6,401	44.3	18%	24%

Services	1,204	1,640	1,764	7.6	46.5	4,197	6,186	47.4	17%	23%
Subscriptions	270	365	407	11.5	50.7	937	1,399	49.3	4%	5%
Outgoing Calls	479	734	767	4.5	60.1	1,658	2,692	62.4	7%	10%
Domestic/Inter. Roaming	30	32	29	-9.4	-3.3	113	130	15.0	0%	0%
Network Usage	319	358	398	11.2	24.8	1,154	1,411	22.3	5%	5%
Data / Value Added	105	151	163	7.9	55.2	335	555	65.7	1%	2%
Handset Sales	58	51	63	23.5	8.6	239	215	-10.0	1%	1%

Wireline	5,180	5,238	5,238	0.0	1.1	20,717	20,796	0.4	82%	76%
Wireless*	1,262	1,691	1,827	8.0	44.8	4,436	6,401	44.3	18%	24%

Total Gross Revenue	6,442	6,929	7,064	1.9	9.7	25,153	27,197	8.1	100%	100%

Consolidated Net Revenue	4,484	4,753	4,817	1.3	7.4	17,584	18,736	6.6	70%	69%

*Includes the amounts related to Tele Norte Celular Participações S.A. (TNCP) since 2Q08.
**Adjusted to adequately reflect revenue from fixed-to-mobile traffic (VC2/3).

March 5, 2009	www.oi.com.br/ir	6

WIRELINE SERVICES:

Gross revenue from wireline services remained stable from previous quarter and grew 0.4% in the year. In the quarter, the increase in revenues from “data”, “public telephones”, “advanced voice” and “additional services” made up for the fall driven by revenues from “local services” (subscription and traffic), as well as revenues from “network usage”.

In the year, revenues from “fixed-to-mobile (VC2/3)”, “network usage”, “data” and “advanced voice/others” were the positive highlights, exceeding the lower revenues from “local service (ex-VC1)” and “public telephones”.

LOCAL SERVICE

FIXED-TO-FIXED	Local service (ex-VC1) revenue totaled R$2,106 million in 4Q08 (-0.9% vs. 3Q08) ending the year with R$8,394 million (-5.5% vs. 2007) due to a reduction in local traffic, despite the positive influence of the tariff readjustment in July 2008 on this item (2.76%).
(SUBSCRIPTION,
TRAFFIC, CONNECTION
FEE)

FIXED-TO-MOBILE:	Local revenue from fixed-to-mobile calls in 4Q08 totaled R$728 million, rising in the quarter (+0.6%) and in the year (+1.0%). The year-over-year comparison was also positively influenced by the tariff readjustment in July 2008 (2.76%).
(VC1)

LONG DISTANCE SERVICES (LD)

LONG DISTANCE	While 4Q08 revenues were 2.0% lower than the previous quarter due to smaller traffic, the balance in the year rose 5.7%, totaling R$3,001 million. Also in this item, the yearly increase stems from both tariff readjustment in July 2008 (2.76%), as well as from greater traffic.
FIXED-TO-FIXED +
Mobile originated LD (NLD
and ILD)

LD FIXED-TO-MOBILE	Revenue from fixed-to-mobile long distance was stable in the quarter. Year-over-year, the combination of stronger traffic and the tariff hike (+2.76%) contributed to the 14.0% increase.
(VC2/VC3)

REMUNERATION FOR NETWORK USAGE:

Due to a fall in incoming traffic, revenue from fixed “network usage” decreased 19.0% in the quarter. It is worth highlighting that the end of the promotions by wireless operators including calls ending at a fixed network with reduced tariffs, explains to a large extent this result.

On annual terms, however, “network usage” rose 15.9%, positively impacted by the promotions undertaken by wireless operators, also ending at a wireline network during most part of the year. The year-over-year analysis also includes the effect of the tariff hike related to fixed network interconnection (TU-RL) in July 2008 (+2.76%) .

March 5, 2009	www.oi.com.br/ir	7

DATA COMMUNICATION SERVICES:

Revenue from data communication services reached R$893 million in 4Q08, representing 5.8% growth over the previous quarter. This expansion resulted from greater “Oi Velox” revenues and non-recurring services rendered to the public sector in the education area (R$27 million).

In the year, data revenue expanded R$518 million (+18.0% vs. 2007) and ended the year amounting to R$3,397 million. We highlight the expansion of “Oi Velox” revenues (+R$270 million) due to the increase in the average user base of this service. Revenues from Others (+R$247 million) benefited mainly from the increase in EILD – Leased Lines revenue (+R$104 million), IP network (+R$29 million), “Oi Internet” provider (+R$35 million), rental of equipment and infrastructure (R$39 million), as well as non-recurring services rendered to the public sector in the education area (+R$27 million).

PUBLIC TELEPHONES:

Public telephone revenue improved in the quarter (+7.7%) due to the greater volume of credits sold. However, in the year it fell steeply (-40.7%), indirectly influenced by wireless operators’ promotions offering reduced tariffs for calls within their networks and, initially, also for the wireline network.

WIRELESS SERVICES

Gross revenue from wireless services totaled R$1,827 million in the quarter and R$6,401 million in the year, representing increases of 8.0% and 44.3%, respectively. It is worth mentioning that the balance in 2008 includes R$371 million in revenues from the consolidation of TNCP.

We highlight the growth in revenues from “subscriptions”, “outgoing calls” and “network usage” both quarter-on-quarter and year-over-year basis. Also, “data and value added’’ services grew 65.7% in full year 2008.

In the year, wireless service revenue accounted for 23.5% of the total consolidated gross revenue (17.6% in 2007) and represents 96.1% of the yearly growth of total revenue. The main factors that contributed to the wireless revenue performance are highlighted below:

• Revenue from “subscriptions” were 11.5% and 49.3% above 3Q08 and 2007, respectively, due to an increase in the average user base in the post-paid segment, especially customers of “Oi Conta Total” plans;

• Higher revenues from “outgoing calls”, both quarter-on-quarter (+4.5%) and year-over-year (+62.4%), were also due to the expansion of the average customer base, although in this case the strongest impact stemmed from pre-paid customers driven by the “Oi Ligadores” campaign;

• Consolidated revenue from “network usage”, after eliminations of transactions among Oi group companies in the quarter (R$412 million), rose 11.2% compared to the previous quarter (22.3% compared with 2007) due to greater traffic volume. The year-over-year comparison also includes the increase in fixed-to-mobile interconnection tariff that took place in July (+1.89%);

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• Revenue from “data and value added” services rose 7.9% in the quarter mostly due to the increase in “SMS” volume and 3G customers subscribing to data. The 65.7% year-over-year variation also stems from the increase in fee-related revenues from the “Oi Ligadores” campaign, in addition to the already mentioned items.

Revenue from “handset sales” were 23.5% higher than in 3Q08 due to the increase in the sales of sim cards, as well as mini modem for wireless internet access through 3G technology. In the year, however, these revenues decreased 10.0% due to the continued strategy of selling just the sim cards aiming at lowering the acquisition cost for customers.

3.2) OPERATING EXPENSES:

Operating expenses (excluding depreciation/amortization) totaled R$3,323 million in the quarter, of which R$30 million are considered non-recurring due to expenses with consulting/counseling related to the acquisition of BrT. The R$189 million increase was basically due to greater spending on “personnel” (+R$30 million), “third-party services“(+R$234 million) and “marketing” (+R$47 million), which were partially offset by the reduction in “provison for bad debts” (-R$43 million) and “other operating expenses” (-R$96 million).

Year-over-year, the R$1,601 million increase (+14.5%) resulted from “personnel” expenses (+R$149 million), “third party services“(+R$743 million), “marketing” (+R$191 million), “provision for bad debts” (+R$150 million) and “other operating expenses” (+R$311 million). This amount includes R$383 million in non-recurring expenses undertaken throughout 2008 related to the acquisition of Brasil Telecom, while in 2007 there was a positive non-recurring effect in the amount of R$169 million, which makes comparisons between the two periods difficult.

Excluding both non-recurring effects, operating expenses would have risen R$1,049 million, of which R$201 million relate to the consolidation of TNCP, R$217 million to the start of wireless operations in São Paulo (R$175 million in 4Q08) and R$631 million relate to the company’s original operations in Region I. The increase in operating expenses related to the companies’ original activities occurred mainly, due to higher “personnel” expenses (+R$134 million) and “third-party services” (+R$550 million).

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Table 4 – Breakdown of Operating Expenses

	Quarter					Year

Item - R$ million	4Q07	3Q08	4Q08	QoQ (%)	YoY (%)	2007	2008	Chg. (%)

Interconnection	850	848	859	1.3	1.1	3,332	3,371	1.2
Personnel	199	215	245	14.0	23.1	692	841	21.5
Materials	75	58	73	25.9	-2.7	295	281	-4.7
Handset Costs/Other (COGS)	62	50	42	-16.0	-32.3	262	195	-25.6
Third-Party Services	1,050	1,178	1,412	19.9	34.5	3,965	4,708	18.7
Marketing	76	140	187	33.6	146.1	300	491	63.7
Rent and Insurance	195	216	213	-1.4	9.2	744	840	12.9
Provision for Bad Debts	163	198	155	-21.7	-4.9	649	799	23.1

Other Operating Expenses (Revenue), Net	262	232	136	-41.4	-48.1	830	1,141	37.5

TOTAL	2,931	3,134	3,323	6.0	13.4	11,067	12,668	14.5

Interconnection	850	848	859	1.3	1.1	3,332	3,371	1.2

Handset Costs	62	50	42	-16.0	-32.3	262	195	-25.6

Cost of Services	848	924	941	1.8	11.0	3,392	3,614	6.5

Personnel	76	72	80	11.1	5.3	253	291	15.0
Third-Party Services	439	481	529	10.0	20.5	1,815	1,890	4.1
Materials	69	54	64	18.5	-7.2	280	257	-8.2
Rent and Insurance	171	189	161	-14.8	-5.8	655	711	8.5
Anatel Concession Contract	20	29	29	0.0	45.0	96	117	21.9
Other	72	98	79	-19.4	9.7	293	348	18.8

Selling Expenses	695	900	1,011	12.3	45.5	2,657	3,517	32.4

Personnel	42	54	61	13.0	45.2	167	205	22.8
Third-Party Services	399	493	574	16.4	43.9	1,489	1,940	30.3
Marketing	76	140	187	33.6	146.1	300	491	63.7
Materials	1	1	6	500.0	500.0	3	11	266.7
Rent and Insurance	(0)	1	1	-	-	1	2	100.0
Other	14	14	28	100.0	100.0	49	69	40.8
Provisions for Bad Debts and Receivable write-off	163	198	155	-21.7	-4.9	649	799	23.1

General and Administrative Expenses	329	332	477	43.7	45.0	1,044	1,396	33.7

Personnel	81	88	105	19.3	29.6	271	345	27.3
Third-Party Services	213	204	308	51.0	44.6	661	878	32.8
Materials	5	3	4	33.3	-20.0	12	13	8.3
Rent and Insurance	24	26	51	96.2	112.5	88	127	44.3
Other	7	10	9	-10.0	28.6	13	34	161.5

Other Operating Expenses (Revenue), Net	149	81	(8)	-109.9	-105.4	380	574	51.1

INTERCONNECTION:

Interconnection costs in the quarter added to R$859 million, reflecting similar growth compared to 3Q08 (+1.3%) and in accumulated terms (+1.2%) .

PERSONNEL:

Greater expenses with personnel in the quarter (+14.0%) were caused by the increase in the number of employees, combined with salary readjustment, taken place in December 2008. Year-over-year the increase of 21.5% vs. 2007 was due to an increase in the number of employees.

At the end of 2008, Oi had 10,982 employees, 3.7% over quarter-on-quarter basis and 10.5% on a yearly basis. The annual change entails the inclusion of 317 employees from the consolidation of TNCP, as well as additions made for the launch of the wireless operation in São Paulo.

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HANDSET COSTS AND OTHERS (COGS):

In the quarter there was an R$8 million decrease compared with 3Q08, again, due to the reduction in handset sales (mini modem costs are recorded in “materials” expenses). Accumulated costs in 2008 fell by R$67 million compared with the previous year because of the company’s strategy of selling just sim-cards in the pre-paid segment, aiming lower customer acquisition cost.

THIRD-PARTY SERVICES:

Spending on third-party services grew R$234 million in the quarter (+19.9%) and R$743 million compared with the prior year (+18.7%) . The main variations are as follows:

• Higher “plant maintenance” costs in the quarter (+R$32 million) and in the year (+R$104 million) basically due to the expansion of the Oi Velox network, as well as expenses from Oi’s entry into the wireless market in São Paulo;

• Spending on “sales commissions and expenses” rose R$40 million from 3Q08 and R$248 million from 2007, mainly due to an increase in “Oi Velox”, “Oi Mobile” sales and, especially “Oi Conta Total”, which expanded 97.6% in 2008;

• Higher spending on “data processing” related mainly to a project related to the Security Government, number portability and to “Projeto Secretaria da Educação” (Educational Government related project), both quarter-on-quarter (+R$16 million) and year-over-year (+R$48 million);

• Growth in “call center” expenses in the quarter (+R$29 million) and in the year (+R$137 million) were mainly because of the expansion of the Oi Mobile and “Oi Velox” customer base;

• Greater consulting and legal counseling expenses in the quarter (+R$72 million) and in the year (+R$136 million), including R$68 million in 2008 related to the acquisition of shareholder control of Brasil Telecom.

Table 5 - Breakdown of "Third-Party Services"

	Quarter					Year

Item - R$ Million	4Q07	3Q08	4Q08	QoQ (%)	YoY (%)	2007	2008	YoY

Network Maintenance (COS - Cost of Services)	335	375	407	8.5	21.5	1,363	1,467	7.6
Sales Commissions and Expenses (Selling Exp.)	146	199	239	20.1	63.7	525	773	47.2
Postage and Collection (Selling Exp.)	89	99	99	0.0	11.2	356	376	5.6
Electricity (COS / G&A)	86	86	92	7.0	7.0	340	354	4.1
Data Processing (COS / G&A)	53	57	73	28.1	37.7	180	228	26.7
Call Center Operations (Selling Exp.)	116	132	161	22.0	38.8	399	536	34.3
Consulting and Legal Services (COS / G&A)	89	87	159	82.8	78.7	256	392	53.1
Printing and Clearing (Selling Exp.)	17	21	23	9.5	35.3	65	85	30.8
Others	120	121	159	31.4	32.5	480	497	3.5

Total	1,050	1,178	1,412	19.9	34.5	3,965	4,708	18.7

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MARKETING:

Marketing expenses rose R$47 million compared with the previous quarter and R$191 million year-over-year. These increases stem from greater spending on advertising in general (TV, radio, newspaper and web), production/creation, sponsorships, promotions/events, all to a large extent related to the start of mobile operations in São Paulo.

PROVISIONS FOR Bad Debts:

The provision for bad debts declined R$43 million compared with 3Q08. In the year it still shows a R$150 million (23.1%) growth due to the more flexible credit policy adopted since 2007 for wireline users.

OTHER OPERATING EXPENSES (INCOME):

The R$96 million decrease in “other operating expenses” in the quarter stems from a smaller provision for legal contingencies, especially those related to tax litigations.

In 2008, the R$311 million increase was mainly due to:

(a) non-recurring negative effects registered in 2Q08 to end litigations involving the purchase of Brasil Telecom (+R$315 million); (b) increase in expenses related to the concession contract with Anatel (+R$21 million); (c) reduction in provisions for legal contingencies (-R$44 million);

3.3) OTHER ITEMS in the CONSOLIDATED RESULT:

EBITDA:

Table 6 – EBITDA, Recurring EBITDA, EBITDA Margin and Recurring EBITDA Margin

	Quarter					Year

	4Q07	3Q08	4Q08	QoQ	YoY	2007	2007 Recurring	2008	2008 Recurring	YoY	YoY Recurring

TNL Consolidated

EBITDA (R$ Mn)	1,553	1,618	1,494	-7.7%	-3.8%	6,517	6,348	6,068	6,451	-6.9%	1.6%
Margin %	34.6%	34.1%	31.0%	-3.1 p.p.	-3.6 p.p.	37.1%	36.1%	32.4%	34.4%	-4.7 p.p.	-1.7 p.p.

TMAR Consolidated

EBITDA (R$ Mn)	1,563	1,621	1,496	-7.7%	-4.3%	6,542	6,373	6,109	6,492	-6.6%	1.9%
Margin %	35.0%	34.2%	31.2%	-3.0 p.p.	-3.8 p.p.	37.2%	36.3%	32.7%	34.8%	-4.5 p.p.	-1.5 p.p.

Oi (TNL-PCS)

EBITDA (R$ Mn)	351	436	461	5.7%	31.3%	1,155	1,156	1,698	1,698	47.0%	46.9%
Margin %	31.8%	33.0%	30.4%	-2.6 p.p.	-1.4 p.p.	27.5%	27.6%	32.6%	32.6%	5.1 p.p.	5.0 p.p.

TNCP

EBITDA (R$ Mn)	53	30	29	-3.3%	-45.3%	143	143	133	133	-7.0%	-7.0%
Margin %	42.6%	22.8%	19.2%	-3.6 p.p.	-23.4 p.p.	29.4%	29.4%	25.5%	25.5%	-3.9 p.p.	-3.9 p.p.

Consolidated EBITDA in the quarter amounted to R$1,494 million, 7.7% below 3Q08 (-R$124 million), accounting for 31.0% of consolidated net operating revenue. Such performance was influenced by the R$30 million in non-recurring expenses linked to the acquisition of BrT and a positive impact of R$111 million related to the mobile start-up in São Paulo (R$64 million of revenues and R$175 million of expenses).

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It is worth highlighting that annual EBITDA decreased 6.9% from 2007 due to non-recurring negative events registered in 2008 (R$383 million), while the previous year the company recorded a positive impact of R$169 million. Excluding the non-recurring effects, 2008 recurring EBITDA would have grown R$103 million, or 1.6% from 2007, with a 34.4% margin (36.1% in 2007).

With a 47.0% growth in the year, TNL PCS (Oi Mobile) recorded the highest annual EBITDA in its history (R$1,698 million) mainly due to the 24.2% increase in net operating revenue, as a result of the expansion of the average user base, combined with the strategy of reducing operating costs related to the acquisition of new customers. It is important to mention that this number already includes R$153 million of negative impact from São Paulo (R$64 million of revenues and R$217 million of expenses).

Consolidated EBIT totaled R$752 million in 4Q08 and ended the year at R$3,249 million. Excluding the above mentioned non-recurring effects, annual EBIT would have reached R$3,632 million, a 2.6% reduction from recurring EBIT in 2007.

Table 7 – EBITDA x EBIT x Net Earnings

	Quarter			Year

R$ million	4Q07	3Q08	4Q08	2007	2008

EBITDA	1,553	1,618	1,494	6,517	6,068

Depreciation and Amortization	(653)	(717)	(742)	(2,618)	(2,819)

EBIT	900	901	752	3,899	3,249

Equity Accounting	7	(15)	(6)	36	42
Net Financial (Income) Expenses	(82)	(557)	(673)	(478)	(1,384)
Minority Interest	(209)	(70)	(24)	(524)	(278)
Income Tax and Social Contribution	266	(36)	29	(615)	(475)

Net Earnings	882	224	77	2,318	1,154

NET FINANCIAL INCOME (EXPENSES):

Consolidated net financial expenses reached R$673 million in 4Q08, increasing R$116 million from 3Q08. The increase in the year was R$906 million, totaling R$1,384 million due to: (a) a larger debt volume, (b) the sharp devaluation of the real in the second half of 2008 and (c) The increase in cost of new debt in the Brazilian market, as detailed below:

Table 8 – Net Financial Income (Expenses)

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	Quarter			Year

R$ Million	4Q07	3Q08	4Q08	2007	2008

Financial Income	321	343	476	960	1,326
Interest on financial investments	135	251	267	443	825
Other financial income	185	93	209	517	502
Financial Expenses	(403)	(900)	(1,149)	(1,439)	(2,710)
Interest on loans and financing	(166)	(398)	(511)	(653)	(1,268)
Foreign exchange effect on loans and financing	(46)	(315)	(487)	(209)	(821)
Monetary and Exchange Variations	72	(566)	(1,018)	440	(1,375)
Currency Swap Results	(118)	251	531	(649)	554
Other Financial Expenses	(192)	(187)	(151)	(577)	(621)
Banking Fees (including CPMF)	(40)	(30)	(53)	(217)	(145)
Interest on rescheduled taxes (Refis)	(13)	(12)	(12)	(55)	(49)
Monetary restatement of provisions for contingenci	(40)	(65)	35	(81)	(161)
IOF, PIS and Cofins taxes on financial income	(59)	(47)	(24)	(63)	(84)
Others	(40)	(33)	(98)	(161)	(183)

Net Financial Income (Expenses)	(82)	(557)	(673)	(478)	(1,384)

Consolidated financial income was R$133 million above 3Q08 due to the higher average cash volume invested in the financial market in the period. In the year, the 38.1% increase occurred also due to the higher daily cash average invested.

Consolidated financial expenses totaled R$1,149 million in 4Q08 and R$2,710 million in 2008, a R$249 million increase in the quarter and R$1.271 million in the year, as a result of:

- Interest on loans amounted to R$511 million, or R$113 million more than in 3Q08 because of the increase in the average debt volume as a result of new borrowings during the period. In the year, expenses amounted to R$1,268 million, rising R$615 million compared with 2007, reflecting, the higher leverage of the company and the higher cost of new debt in the period.

- Foreign exchange impact on loans pushed up expenses by R$172 million in the quarter to R$487 million, resulting from the difference between:

(a) Net loss of R$1,018 million due to exchange losses on debt in foreign currency as a result of the devaluation of the Real versus the U.S. Dollar (-22.1%) and versus the Japanese Yen (-43.5%);

(b) R$531 million revenue from currency hedge measured at fair value;

In the year, the foreign exchange impact on loans was an R$821 million expense, R$612 million above 2007, as a result of the higher debt volume linked to foreign currencies and the impact of the currency devaluation on the unhedged debt.

- Other financial expenses totaled R$151 million, a R$36 million decrease in the quarter, mostly due to reversion of monetary restatement of provisions for contingencies, mainly tax litigations, which were offset in part by the increase in “others” (R$65 million) due to the acknowledgment of fees linked to the financing of 3G licenses (R$63 million).

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The R$44 million increase in the year was a result of the following:

(a) increase in expenses of monetary restatement for contingencies (-R$80 million), negatively impacted by the reversion of monetary restatement of provisions for labor contingencies in 3Q07 in the amount of R$143 million and by the greater registration of monetary restatements of contingencies in 2008;

(b) higher taxes on financial revenues, basically amounting to PIS and COFINS (-R$21 million);

(c) smaller expenses with banking fees due to the extinction of CPMF fee (+R$72 million);

(d) other financial expenses rose by R$22 million.

DEPRECIATION/AMORTIZATION

Depreciation and amortization in the wireline segment totaled R$500 million in 4Q08 (+0.8% over 3Q08) and R$1,960 million in the year (+3.7% over 2007). The increase in depreciation expenses resulted from higher investments in the expansion of network and data communication infrastructure at the end of 2007. We highlight the R$11 million increase in 4Q08 related to the activation of assets from financial lease contracts in accordance with accounting regulations in force.

The wireless segment rose R$20 million in the quarter (+9.0%) and R$131 million compared with the previous year (+18.0%), basically due to:

• Addition of depreciations generated by the mobile start-up in São Paulo and by higher investments in voice and data in Region I;
• Greater amortization due to the acquisitions of 2G licenses (end of 2007 and September 2008) and 3G (2008);
• Consolidation of TNCP in April 2008 (affecting only the annual variation).

Table 9 – Depreciation and Amortization

	Quarter					Year

R$ million	4Q07	3Q08	4Q08	QoQ (%)	YoY (%)	2007	2008	YoY (%)

Fixed Line / TNL	477	496	500	0.8	4.8	1,890	1,960	3.7

Depreciation	457	489	494	1.0	8.1	1,817	1,939	6.7
Amortization of Goodwill	19	7	6	-14.3	-68.4	73	20	-72.6

Mobile Business	176	221	241	9.0	36.9	728	859	18.0

Depreciation	137	164	177	7.9	29.2	563	641	13.9
License/Deferred Amortization	39	57	64	12.3	64.1	165	218	32.1

Total	653	717	742	3.5	13.6	2,618	2,819	7.7

NET EARNINGS

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Net earnings in the quarter totaled R$77 million, a 65.6% reduction compared with the previous quarter, ending the year at R$1,154 million (R$3.02 per share and US$1.62/ADR), which is 50.2% lower than in 2007.

The earnings reduction in the quarter was influenced by the increase in net financial expenses (+R$116 million), already considering the positive fiscal effects (registration of earnings of R$88 million for the year), related to the compliance with the law (CVM Decision # 555/08).

Earnings in 2008 were R$1,164 million lower than that presented in 2007 due to:

• Negative EBITDA variation of R$449 million, which includes negative non-recurring effects of R$383 million in 2008 and positive effects in 2007 amounting to R$169 million, already detailed previously;
• Higher net financial expenses (R$906 million), mainly as a result of the increase in the volume of borrowed debt, combined with the impact of the devaluation of the Real over the portion of foreign currency unhedged debt and the increase in interest rates in the Brazilian market;
• Reduction in the provision for income tax and social contribution (positive effect in the amount of R$140 million) due to the effects described previously and to the recognition of earnings in the year; and
• Reduction in minority interest (+R$246 million).

TNL PCS (Oi Mobile) presented net earnings of R$129 million in 4Q08 and ended the year with a positive result of R$611 million, growing 31.4% from 2007.

Table 10 – Net Earnings

	Quarter					Year

	4Q07	3Q08	4Q08	QoQ	YoY	2007	2008	YoY

TNL Consolidated

Net Earnings (R$ Mn)	882	224	77	-65.6%	-91.3%	2,318	1,154	-50.2%
Net Margin	19.7%	4.7%	1.6%	-3.1 p.p.	-18.1 p.p.	13.2%	6.2%	-7.0 p.p.
Earnings per Share (R$)	2.307	0.585	0.203	-65.3%	-91.2%	6.066	3.019	-50.2%
Earnings per ADR (US$)	1.293	0.351	0.089	-74.6%	-93.1%	3.115	1.618	-48.1%

TMAR Consolidated

Net Earnings (R$ Mn)	1,139	386	91	-76.4%	-92.0%	2,889	1,521	-47.4%
Net Margin	25.5%	8.2%	1.9%	-6.3 p.p.	-23.6 p.p.	16.4%	8.1%	-8.3 p.p.
Earnings per Share (R$)	4.775	1.619	0.380	-76.5%	-92.0%	12.108	6.378	-47.3%

Oi (TNL-PCS)

Net Earnings (R$ Mn)	231	161	129	-19.9%	-44.2%	465	611	31.4%
Net Margin	20.9%	12.2%	8.5%	-3.7 p.p.	-12.4 p.p.	11.1%	11.7%	0.6 p.p.

TNCP

Net Earnings (R$ Mn)	16	0	34	NA	112.5%	3	38	1166.7%
Net Margin	12.4%	-0.2%	22.4%	22.6 p.p.	10.0 p.p.	0.7%	7.2%	6.5 p.p.

4) DEBT, CAPEX AND CASH FLOW:

4.1) DEBT:

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Consolidated net debt rose R$615 million in the quarter and R$7,071 million in the year, ending 2008 at R$9,804 million (1.5 times recurring 2008 EBITDA). Of the company’s total gross debt, some 6.6% (U$580 million, equaling R$1,356 million in December 2008) is exposed to the US Dollar/Real and Yen/Real exchange rates.

During 2008 the average cost of debt was 101% of the CDI for local currency and libor + 2% per annum for foreign currency (96% of the CDI, after hedging operations). However, due to the impact of the currency devaluation on the unhedged portion of foreign debt, the average accumulated cost of total debt in the year was approximately 123% of the CDI (the impact of the Real devaluation in the year was 32%). After hedges, some 95% of total debt is linked to floating rates - 99% of the local currency debt.

During 4Q08, the company’s consolidated gross debt after amortizations in the period rose by R$2,779 million, basically due to the issuance of R$2,000 million in promissory notes by TMAR. The operation has a final term of two years, with grace period of one year for interest and of two years for principal, at a cost of CDI plus 3.0% per year.

On December 31, 2008, the company had consolidated gross debt of R$20,542 million, of which R$4,484 million in foreign currency (21.8% of the total). It must be noted that all debt installments in foreign currencies that will fall due through 2010 are entirely protected from exchange rates fluctuations through hedge contracts (swaps) and through a portion of cash that is kept in dollars.

A shareholders’ meeting held on December 9, 2008 approved a private issuance bt TMAR of 35,000 simple debentures, non-convertible into shares for placement at Oi’s companies in the nominal unit amount of R$100,000, totaling R$3,500 million. The deadline for subscription is up to three years with maturity on December 11, 2013, without intermediary amortizations. The debentures will pay CDI + 4.0% p.a.. During December 2008, TNL subscribed R$1,500 million of these debentures.

Table 11 - Debt - TNL Consolidated

R$ million	Dec/07	Mar/08	Jun/08	Sep/08	Dec/08	% Gross Debt
Short Term	2,066	2,122	2,186	2,129	4,047	19.7%
Long Term	7,376	6,895	10,966	15,634	16,495	80.3%
Total Debt	9,442	9,017	13,152	17,763	20,542	100.0%
In Local Currency	5,291	5,187	9,535	13,688	16,058	78.2%
In Foreign Currency	2,826	2,752	2,452	3,284	3,975	19.3%
Swaps	1,326	1,078	1,166	791	509	2.5%
(-) Cash and ST investments	(6,710)	(6,481)	(7,430)	(8,575)	(10,738)	52.3%
(=) Net Debt	2,733	2,536	5,723	9,189	9,804	47.7%

Table 12 - Debt - TMAR Parent Company

R$ million	Dec/07	Mar/08	Jun/08	Sep/08	Dec/08	% Gross Debt
Short Term	1,389	1,410	1,319	1,290	3,522	17.2%
Long Term	6,142	5,764	9,858	14,636	17,002	82.8%
Total Debt	7,532	7,174	11,177	15,926	20,524	100.0%
In Local Currency	4,873	4,682	9,030	13,207	17,145	83.5%
In Foreign Currency	1,881	1,807	1,497	2,293	3,101	15.1%
Swaps	777	686	650	425	278	1.4%
(-) Cash and ST investments	(3,163)	(3,199)	(4,025)	(3,720)	(7,950)	38.7%
(=) Net Debt	4,369	3,975	7,152	12,206	12,574	61.3%

Table 13 – Debt - TNL PCS

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R$ million	Dec/07	Mar/08	Jun/08	Sep/08	Dec/08	% Gross Debt

Short Term	12	12	12	12	12	2.4%
Long Term	444	491	455	443	478	97.6%
Total Debt	456	503	466	455	490	100.0%
In Local Currency	456	503	466	455	490	100.0%
(-) Cash and ST investments	(2,826)	(2,528)	(2,501)	(1,787)	(2,059)	420.2%
(=) Net Debt	(2,370)	(2,025)	(2,035)	(1,332)	(1,570)	320.4%

The schedule for the amortization of gross debt is well distributed over the coming years, as shown in the table below:

Table 12 - Schedule for the Amortization of Gross Debt

(R$ million)	2009	2010	2011	2012	2013	2014 onwards	Total
Gross Debt amortization	4,047	5,993	3,427	1,562	2,290	3,223	20,542
Foreign Currency Amortization	1,287	647	554	340	621	1,035	4,484
Local Currency Amortization	2,760	5,346	2,874	1,223	1,669	2,188	16,058

4.2) CAPITAL EXPENDITURE (CAPEX):

Consolidated capital expenditure totaled R$1,016 million in the quarter, of which 46% were directed to the wireline segment and 54% to the wireless. In 2008, CAPEX accumulated R$4,643 million, approximately 25% of the net revenue in the year (13% in 2007), representing growth of 99.4% compared with 2007. It is worth mentioning, however, that this amount includes acquisitions of 2G/3G licenses, in addition to investments in switching centers (fixed and mobile) in order to implement number portability, as well as the mobile launch of São Paulo.

Capital expenditure in the wireline segment decreased 7.3% in the quarter due to greater spending on obligations linked to voice service (number portability) in 3Q08. In the year, the 14.4% rise was influenced by capital expenditure in expanding coverage of the data platform (Oi Velox), in addition to number portability, already mentioned.

The wireless segment registered lower CAPEX volume compared with the previous quarter, due to the registration of the concession term for the authorization of 2G (GSM) for SMP operations in São Paulo in 3Q08. In 2008, CAPEX exceeded by R$2,060 million in the previous year, representing 57% of consolidated CAPEX. We highlight the greater capital expenditure in 2G/3G in Region III (SP) and 3G in Region I, amounting to R$1.7 billion, including licenses.

Table 13 – Capital Expenditure

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	Quarter					Year

R$ million	4Q07	3Q08	4Q08	QoQ (%)	YoY (%)	2007	%	2008	%	YoY (%)

Wireline	689	506	469	-7.3	-31.9	1,761	76%	2,015	43%	14.4

Growth & Quality	188	233	194	-16.7	3.2	516	22%	761	16%	47.5
Data / Communic. Systems / Other	501	273	275	0.7	-45.1	1,244	53%	1,255	27%	0.9

Wireless	337	687	548	-20.2	62.6	568	24%	2,628	57%	362.7

Expansion and Quality	206	560	548	-2.1	166.0	437	19%	1,634	35%	273.9
2G / 3G Licenses	131	127	0	-	-	131	6%	994	21%	658.8

TOTAL	1,026	1,194	1,016	-14.9	-1.0	2,328	100%	4,643	100%	99.4

4.3) CASH FLOW:

Net cash flow after capital expenditure in 4Q08 totaled R$615 million, a R$1,154 million increase compared with the previous quarter. Such increase was due to a higher cash flow from operating activities (+R$461 million), as well as a R$693 million reduction in the cash flow from investing activities, basically as a result of the the voluntary tender offer for the acquisition of preferred shares in BRTO and BRTP, taken place in July 2008 (+R$948 million), lower CAPEX (R$+178 million) smaller reduction in the volume of investments with maturities longer than 90 days, due to withdrawals/transfers towards cash equivalents in the quarter (-R$425 million).

In the year, despite the positive R$517 million performance of operating activities’ cash flow, the cash flow after investing activities fell by R$1,926 million compared with 2007, due to higher investments in 2008 (R$2,444 million), as follows:

• Higher CAPEX compared with previous year (+R$2,315 million);

• Higher investments in permanent assets, especially linked to the acquisition of preferred shares in BRTP and BRTO throughout 2008 (+R$3,271 million), and to the discount from the acquisition of shareholder control of TNCP (+R$230 million);

• Larger withdrawals/transfers from financial investments towards cash equivalents (-R$3,387 million).

Table 14 – Cash Flow

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	Quarter			Year

R$ million	4Q07	3TQ8	4Q08	2007	2008

(i) Cash Flow from operating activities	1,766.2	1,210.6	1,671.8	5,233.8	5,750.9
Net income for the period	881.6	223.7	77.5	2,317.8	1,154.3
Minority interest in results of operations	208.9	69.7	24.4	524.1	278.0
Adjustments to reconcile net income to net cash:	1,059.8	1,727.0	2,145.7	3,890.5	5,896.4
Interest and monetary variation on loans and financing	183.9	861.9	1,315.0	773.6	2,463.7
Depreciation/Amortization	652.8	717.3	741.8	2,617.9	2,818.5
Contingency Provisions	189.5	111.9	9.1	416.3	468.5
Other	33.6	35.9	79.8	82.7	145.8
Change in Working Capital*	(384.0)	(809.8)	(575.8)	(1,498.6)	(1,577.9)
(ii) Cash flow from investing activities	(1,072.1)	(1,749.5)	(1,057.0)	(4,038.9)	(6,482.4)
Cash Flow after investing activities	694.1	(538.9)	614.9	1,194.9	(731.5)
(iii) Cash flow from financing activities	(63.5)	3,988.2	1,597.9	(202.9)	9,331.8
Cash Flow after financing activities	630.6	3,449.3	2,212.8	992.0	8,600.3
Payment of Dividends and Interest on Capital	(0.3)	(1,807.4)	(1.1)	(406.3)	(2,563.2)
Increase (decrease) in cash and banks	630.3	1,641.9	2,211.7	585.6	6,037.1
Cash and banks at the beginning of the period	2,831.0	5,644.8	7,286.7	2,875.6	3,461.3
Cash and banks at the end of the period	3,461.3	7,286.7	9,498.4	3,461.3	9,498.4

* Includes financial expenses, income tax and social contribution

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5) SCENARIOS FOR 2009

As a result of the crisis that has hit global markets, a slowdown in economic activity is expected in Brazil in 2009. Inflation rates may converge to the target set by the Central Bank, which should permit more proactive measures by the Monetary Authority in reducing interest rates.

Reflecting this macroeconomic scenario, the maintenance of a decrease in the fixed line in service is expected, with a potential reduction in traffic due to the fixed-to-mobile substitution and to the increase in alternative plans with ilimited traffic.

In the wireless segment, following the strong expansion in the Brazilian market in 2008, a slowdown in growth is expected in all of the country’s Regions to something closer to 10%.

In broadband services, growth in the user base is expected to continue due to the expansion of covered cities, with servicing to existing demand in these cities, as well as due to growth resulting from the launch of 3G technology.

In Pay-TV services, the launch of DTH operations by wireline operators may spark the industry, due to considerable pent-up demand of this service in the country, especially in the so-called C and D classes, due to the small coverage and to the high prices charged by providers of such services.

At the new Oi, in addition to the traditional operations, whose pillars have been (a) the defense of wireline customer base through the offer of alternative plans, and (b) the bundle of services as an important competitive advantage aiming to make customers loyal to the company, in 2009 the big challenge will be the integration with the recently-acquired Brasil Telecom.

The quick incorporation of synergies enabled by such a large-scale company is of great importance (operational, commercial, administrative, financial, among others). Ultimately, it is through the additional cash generation, driven by the integration of the two companies that will generate value to shareholders and bring debt to levels closer to those considered more efficient.

These synergies should come from three main sides:

(i) In revenues, the company sees opportunities in expanding the wireless segment, not only in the recently-operated Region III (State of São Paulo), but also in Region II and in the corporate segment due to the mobile nationwide coverage, in addition to the potential gain in competitiveness in corporate data transmission services with the national backbone;

(ii) On the costs and expenses side, synergies will come from the implementation of best practices, be these through the direct reduction in expenses, through operational improvements or by the better positioning in negotiations with suppliers. In addition, gains of scale in operational and administrative terms will enable the expected reduction in fixed costs;

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(iii) On the fiscal front, the benefit of the goodwill generated by the acquisition will bring an important benefit to increase cash generation. On the financial front, the new Oi will head to a more efficient capital structure from a fiscal point of view.

Operationally, Oi will work to keep consolidated fixed lines in service at around 21 million users, considering both companies (TMAR and BrTO).

In the wireless segment, the maintenance of expansion mainly in Regions II (BrTO) and III (São Paulo) is expected, increasing from current 30 million to approximately 39 million wireless users at the end of 2009. In this service, the guideline is to continue to grow with profitability, taking convergence to Region II and integrating the commercial policies and the portfolio of plans offered in Region II by Brasil Telecom as soon as possible.

As for broadband, the pace of growth seen in the last two years will be maintained, hoping to end the year with 4.5 million broadband users (combining “Oi Velox”, “BR Turbo” and “Oi TV”). Conversely to the previous segments, faster growth is expected in Region I for this service.

Lastly, regarding consolidated CAPEX, a substantial reduction compared with 2008 is expected, given that in that year there were non-recurring effects related to the purchase of 2G and 3G licenses, in addition to investments aimed at implementing number portability. Therefore, a reduction in consolidated CAPEX to levels between R$5 billion and R$6 billion is expected at Oi.

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6) COMPLEMENTARY INFORMATION

6.1) Acquisition of TNCP (tele Norte leste participações s.a.) and TMAC (AMAZÔnia Celular S.a.) shares

Preferred Shares: Result of Prerogative of sale of preferred shares

The shareholders of TNCP, which held preferred shares (including ADRs), had the prerogative of selling their shares after the Voluntary Tender Offer on August 19, 2008 until November 19, 2008. In this period, TMAR acquired 195,365 preferred shares to hold 98.5% of the total preferred shares and 61.9% of the capital of TNCP.

For TMAC, the deadline to exercise the prerogative to sell the preferred shares started on October 23, 2008 and ended on January 22, 2009. In this period TMAR acquired 50,777 preferred shares. As a result of the acquisitions made by means of the Voluntary Tender Offer and by means of the acquisitions stemming from the prerogative of sale, TMAR holds 3,345,956 preferred shares, which account for 92.5% of the total preferred shares and 92.8% of the capital of Amazônia.

Common Shares: Result of Mandatory Tender Offers

At the auction taken place on Bovespa on January 16, 2009, TMAR acquired 1,175,018 common shares in TNCP and 80,868 common shares in TMAC, representing 97.93% and 34.85% of the outstanding common shares in TNCP and TMAC, respectively.

The unit price paid at the Tender Offers was R$87.61 for common shares in TNCP (TNCP3) and R$134.00 for common shares in Amazônia Celular (TMAC3). The amount paid for common shares in TNCP totaled R$102,943,327.00 and for common shares in Amazônia Celular was R$10,836,312.00.

Current Stakes in TNCP and TMAC

As a result of the acquisition of common and preferred shares in TNCP and TMAC by means of the shares owned by the controlling shareholders, Voluntary and Tag Along Tender Offers, as well as those acquired in the period of prerogative of share sales, the capital of both companies is now as follows:

TNCP shares	Common Shares	%	Preferred Shares	%	Total	%

Controlling

Telemar Norte Leste	2,467,689	99.0%	4,147,288	98.5%	6,614,977	98.7%

Free float	24,787	1.0%	61,918	1.5%	86,705	1.3%

Total	2,492,476	100%	4,209,206	100%	6,701,682	100%

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TMAC Shares	Common Shares	%	Preferred Shares	%	Total	%

Controlling

Telemar Norte Leste	80,868	3.6%	971,791	26.9%	1,052,659	17.9%
TNCP	2,039,298	89.8%	2,374,165	65.6%	4,413,463	74.9%

Treasury	-	-	16	0,0%	16	0,0%

Free float	151,159	6.6%	270,798	7.5%	421,957	7.2%

Total	2,271,325	100%	3,616,770	100%	5,888,095	100%

Shareholder structure as of January 23, 2009

6.2) Borrowing of R$2 billion in Promissory Notes

In November, the Board of Directors of TMAR authorized the issuance of R$2 billion in Promissory Notes. A total of 80 promissory notes were issued with a face value of R$25 million each. The operation has a 360-day term and cost CDI plus 3% per annum.

For this borrowing, the company hired Banco Bradesco BBI S.A. (leading coordinator), Banco Itau BBA S.A. and Banco Santander S.A. (coordinators) to coordinate the public distribution.

6.3) Acquisition of Brasil Telecom Participações – events taken place in the 4th quarter

A) December 10, 2008: CADE (Antitrust Council), Oi and BrT sign APRO Agreement

On December 10, 2008, the Administrative Council for Economic Defense (“CADE”) approved the signing of the Agreement for Preservation of Reversibility of Operation (“APRO”) related to the acquisition of control of Brasil Telecom (BrT) by Telemar (TMAR).

With the APRO, TMAR and BrT must submit to CADE the new authorizations obtained from the National Telecommunications Agency to exploit the radiofrequency blocks associated with WiMax, 3G and MMDS in any Region within the PGO.

TMAR and BrT also pledged to maintain the broadband internet access providers iG and Oi Internet in independent business units until the final judgment of the operation.

APRO also sets forth the commitment of Telemar to keep a dial-up internet access provider at no cost to users, in all cities where Oi Internet, iG or Ibest already render this service free of charge.

B) December 19, 2008: Anatel Previous Consent and Conditions Addendum

On December 19, the National Telecommunications Agency – Anatel gave previous consent for the acquisition of control of BRT by TMAR, through Act 7,828.

Anatel also approved the subsequent corporate acts related to the incorporation of companies, or of shares, of the companies controlled directly or indirectly by TMAR.

For more details click on Material Fact.

C) January 8, 2009: TMAR concludes acquisition of control of BRT

On January 8, 2009, TMAR, through its indirect subsidiary Copart 1 Participações S.A., acquired 100% of the stake of Invitel, the company which used to own the indirect control of Brasil Telecom Participações S.A. (BRTP) and, as a consequence, that of Brasil Telecom S.A. (BRTO). On this day there was a global payment of R$5,371,098,527, equaling a share price of R$77.04 ON for BRTP.

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Due to the acquisition, TMAR became indirect holder of 81,092,986 common shares in BRTP, accounting for 61.2% of the voting capital of this company.

The amount that was paid equals the price agreed in the Share Purchase Agreement updated by the daily average of the CDI rate, deducted from the new debt of Invitel S.A. (R$998,053,465.69), and adjusted by the income declared between January 1, 2008 and the closing date.

On February 9, 2009, TMAR, by means of its indirect subsidiary, submitted to CVM the requirements for the Register of Voluntary Tender Offer of common Shares of minority shareholders of BRTP and BRTO, in order to ensure a minimum price of 80% of the price paid for shares that were part of control block (“Mandatory Tender Offers”), net of eventual dividends, interest on capital or capital reduction that may be decided upon until the date of liquidation of the Tender Offer.

The Voluntary Tender Offers depend on previous registration at the CVM, and subsequent disclosure of public notice through the press with 30 days notice.

BRTP shares	Capital	Treasury	Capital exc.-treasury	Controlling shares	%	Free-Float	%

Common	134,031,688	1,480,800	132,550,888	81,092,986	61.2	51,457,902	38.8
Preferred	229,937,525	0	229,937,525	76,645,842	33.3	153,291,683	66.7

Total	363,969,213	1,480,800	362,488,413	157,738,828	43.5	204,749,585	56.5

BRTO shares	Capital	Treasury	Capital exc.-treasury	Controlling shares	%	Free-Float	%

Common	249,597,049	0	249,597,049	247,317,180	99.1	2,279,869	0.9
Preferred	311,353,240	13,231,556	298,121,684	179,867,686	60.3	118,253,998	39.7

Total	560,950,289	13,231,556	547,718,733	427,184,866	78.0	120,533,867	22.0

Shareholder structure as of January 31, 2009

6.4) Results for number portability in 2008

Number portability, which started in September 2008 in many Regions, was already available in 30 number Areas across the country until the end of 2008, of which 17 in Region I, and 2 in Region III. The company already operated in these areas until the end of the year. In the four months since portability was in force in 2008, Oi Mobile registered a positive net balance of 4,204 users and, in the wireline segment, negative net balance of 3,852 terminals in the same period. Thus, the total net balance is positive for the company by 352 lines.

Based on this initial experience and with a sample of just a few codes in Region I, number portability results are hardly relevant.

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Below is the schedule for the start of portability:

Long Distance Selection Code			Month

Region I	Region II	Region III

27 (ES), 37 (MG), 86 (PI)	43 (PR), 62 (GO), 67 (MS)	14 (SP), 17 (SP)	Aug-08

28 (ES), 32 (MG)	68 (AC)	-	Nov-08

33 (MG), 38 (MG), 84 (RN)	44 (PR), 49 (SC)	-	Nov-08

85 (CE), 88 (CE), 98 (MA), 99 (MA)	48 (SC)	-	Nov-08

71 (BA), 73 (BA), 89 (PI)	47 (SC), 69 (RO)	-	Nov-08

82 (AL), 83 (PB)	-	12 (SP), 13 (SP)	Dec-08

92 (AM), 97 (AM)	51 (RS), 55 (RS), 63 (TO), 65 (MT)	18 (SP)	Jan-09

75 (BA), 77 (BA), 79 (SE)	41 (PR), 54 (RS)	16 (SP)	Jan-09

31 (MG), 75 (BA), 77 (BA), 79 (BA)	42 (PR), 54 (RS)	-	Jan-09

96 (AP)	95 (RR)	15 (SP)	Feb-09

93 (PA), 94 (PA)	45 (PR), 46 (PR)	19 (SP)	Feb-09

21 (RJ), 22 (RJ), 24 (RJ)	61 (DF and nearby area)	-	Feb-09

81 (PE), 87 (PE)	-	-	Feb-09

91 (PA)	53 (RS), 64 (SO), 66 (MT)	11 (SP)	Mar-09

6.5) Collective salary readjustment agreement

In December 2008 the company concluded salary agreements after many meetings between the Commission of Unions and Oi representatives. As in previous years, the readjustments were differentiated by salary layers, and were in force on December 1, 2008:

(i) for those whose nominal salary in November 2008 was less than or equal to R$6,000.00 the readjustment was 7.0%;
(ii) for those whose nominal salary was greater than R$6,000.01 in November 2008, the salary was unchanged.

Other benefits were also negotiated, such as the anticipation of the 2008 bonus in accordance with the Program’s rule, limited to R$1,200 per eligible participant. The anticipation of 50% of the 13th salary of 2009 was also approved.

6.6) TMAR – Interest on Capital Distribution

In December 2008, the Board of Directors of TMAR deliberated on the declaration of Interest on Capital added to obligatory dividends in 2008, in the amount of R$150,009,072.61, equating to the following amounts per share:

(i) common shares (TMAR3) were given interest on capital in the gross amount of R$0.5992/share (R$0.5093/net share), totaling R$54,527,233.26;

(i) Class “A” preferred shares (TMAR5) received interest on capital in the gross amount of R$0.6591/share (R$0.5602/net share), totaling R$72,973,777.96;

Class “B” Preferred shares were already given R$4.7896 per share, as Interest on Capital (August 15, 2008) and dividends (September 11, 2008), thus reaching the limit set forth in Art. 11 of the Company’s By-Laws.

The shares are traded “ex. Interest on Capital” on Bovespa since December 23, 2008, based on the shareholder structure of December 22, 2008.

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The payment date will be defined by the competent areas at TMAR, to be approved no later than April 30, 2009.

6.7) TNLP – EXTRAORDINARY Dividends Distribution

On February 5, 2009, The Board of Directors of TNL decided on the distribution of extraordinary dividends in the amount of R$1,196,563,947.13. Common shares (TNLP3) and preferred shares (TNLP4) are entitled to the same amount of R$3.13/share, and payment started on February 16, 2009.

The shares are traded “ex. Interest on Capital” on Bovespa since February 9, 2009, based on the shareholder structure of February 06, 2009.

6.8) Dividends related to 2008

TNE

The Board of Directors of Tele Norte Leste Participações (TNE) will submit for deliberation at the Ordinary General Meeting, to be convened in April, the payment of R$791 million as complementary dividends, attributed to the results of fiscal year 2008.

During 2008, Interest on Capital in the amount of R$279 million were declared and credited to shareholders. The distribution will be submitted for approval at the Ordinary General Assembly. In addition, the company also distributed in September 2008 an extraordinary dividend in the amount of R$1,200 million, and in February 2009 it distributed another extraordinary dividend in the amount of R$1,196 million.

TMAR

Telemar Norte Leste (TMAR) will also submit for deliberation at the Ordinary General Assembly the distribution of R$816 million in complementary dividends related to fiscal year 2008. During 2008, Interest on Capital in the amount of R$645 million were declared and credited to shareholders. The distribution will be submitted for approval at the Ordinary General Assembly. In addition, the company also distributed in September 2008 an extraordinary dividend in the amount of R$3,896 million.

6.9) TNE is now part of Bovespa’s Corporate Sustainability Index (ISE)

On December 1, TNE’s shares were included in the Corporate Sustainability Index (ISE in Portuguese) of the São Paulo Stock Exchange (Bovespa), a benchmark index for socially-responsible investment and a driver of good practices in the Brazilian corporate sector.

The new portfolio will be in force until November 30, 2009, gathering 8 assets of 30 companies that total R$372 billion in market value. This accounts for 30.7% of the total capitalization of the 394 companies listed on Bovespa.

The ISE aims to reflect the return of a portfolio comprised of shares in companies that are renowned for their commitment to social responsibility and corporate sustainability.

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This recognition reasserts Oi’s commitment to the adoption of the best Corporate Governance practices, a continuous process that is aimed at the company’s sustained growth.

6.10) LAW 11,638/2007 – RELATED TO THE ELABORATION AND DISCLOSURE OF FINANCIAL STATEMENTS

In accordance with Law # 11,638/2007, Provisional Measure # 449/2008 and the statutes issued by the CVM, TNE and its subsidiaries declare, explicitly and without exceptions, that they chose January 1, 2007 as transition date, in the adoption of the aforementioned law. The initial adjustments stemming from the adoption of Law # 11,638/2007 and Provisional Measure # 449/2008 related to the transition date were registered in retained earnings account, as provided in article 186, paragraph1, in Law # 6,404/1976. The financial statements of TNL and its subsidiaries were elaborated in a comparative manner as though the new accounting principle had always been in use.

The company’s management, in the use of the option of CPC 13 and Provisional Measure # 449/2008, resubmitted its comparative Financial Statements, aligning accounting principles adopted in the accounting period ended December 31, 2007 with the accounting principles introduced by Law 11,638/2007.

The following table shows the reconciliations of the financial and income statements announced on December 31, 2007, pursuant to Law # 11,638/2007 as needed in order to compare it with the fiscal year ended December 31, 2008.

TNL Consolidated (R$ million)	Stockholders’ equity 2007	Income for the year 2007

Original balance	10,665	2,358

Financial instruments (i)	-18	-53
Financial lease (ii)	7	7
Grants and governmental support (iii)		247
Stock-based remuneration (iv)		-44
Income tax and social contribution on the total adjustment (v)	4	16
Minority interest effect (vi)		-37
Equity accounting on the adjustments of Law # 11,638/07 and Provisional	-	-176
Measure # 449/08 (vi)

Balance after Law # 11,638/07	10,658	2,318

Description of Adjustments Related to the Initial Adoption of Law # 11,638/2007 – Transition date January 1, 2007.

(i) Financial instruments

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Pursuant to CPC 14 – Financial Instruments – Recognition and Measurement, the derivatives financial instruments were acknowledged at fair value.

The adjustments reflect the difference between book value and fair value of the derivatives contracts, considering the future cash flow of each instrument at present value, using interest rate curves available in the market and current foreign exchange rates.

(ii) Financial lease

When applying CPC 06 – Financial Lease Operations, the assets linked to the leasing contracts, which control, risks and benefits are transferred to the entity (financial lease), are incorporated to the fixed asset registered as liability (Loans and financings).

The adjustments consider the initial effect of the transition, as well as the depreciation of the leased asset and the allocated financial expense generated by the financing.

(iii) Grants and government support

In accordance with CPC 07 – Grants and Government Support, grants must be identified as revenue throughout the period and compared with the expenses they aim to compensate.

The subsidiaries TMAR and Oi are beneficiaries of income tax payable as a result of the exploitation profit, which matches the concept of government grant. The aforementioned adjustment reflects the amount of the benefit on December 31, 2007.

(iv) Stock-based remuneration – Stock options

In keeping with CPC 10 – Payment Based on Stocks, the Stock Option Program at Grupo Oi is characterized by transactions executed by the delivery of stockholders’ equity instruments. The expense based on the period of the acquisition of the right to the options is acknowledged as the services are rendered as counterpart to the stockholder’s equity.

(v) Recoverable Taxes and Payable Taxes

It presents the tax-related, income tax-related and social contribution related effects from Law # 11,638/2007

(vi) Capital Expenditure

Reflects the equity accounting and the minority shareholders’ result over the initial adjustments of Law # 11,638/2007, acknowledged in the financial statements of the subsidiaries.

6.11) Oi ends penalty for churners and expands its “freedom” positioning

Reinforcing the concept of total freedom, Oi pioneered in January 2009 the action to end penalties on cancellation and changes to post-paid plans in its entire base of current and new customers. The strategy of the company is to highlight to users the benefits of its services, always seeking to please customers. With the end of the penalty, Oi anticipated another market trend by focusing on the business of telecommunications companies and start a new relationship model between company and customer, in favor of freedom.

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Oi understands that the end of blocked handsets, the adoption of number portability and the extinction of penalty entitles users to more freedom when choosing the best telecommunications operator. Therefore, the company reasserts its commitment to develop offers that are increasingly advantageous for customers. Since it adopted this strategy, Oi has focused even more on its business, i.e., differentiated and communications-converging services.

6.12) NEW executive directors of Oi

After the acquisition of Brasil Telecom’s control, Oi’s executive management was composed of 14 directors, as well as the companies’s CEO, Luiz Eduardo Falco, as shown below:

6.13) 2009 Corporate Agenda

March 5, 2009	www.oi.com.br/ir	30

Earning Release Calendar

Date	Event	Company

February 10	4Q08 Press Release	BRTP and BRTO
Filling the Financial Statements at CVM

February 13	Publication of the Management Report / Annual Statements	BRTP and BRTO

March 05	4Q08 Press Release	TNLP and TMAR
Filling the Financial Statements at CVM

March 06	4Q08 Conference Call	TNLP and BRTP

March 12	Publication of the Management Report / Annual Statements	TNLP and TMAR

May 14	1Q09 Press Release	New Oi
Filling the Financial Statements at CVM

May 15	Conference Call 1Q09	New Oi

July 30	2Q09 Press Release	New Oi
Filling the Financial Statements at CVM

July 31	2T09 Conference Call	New Oi

October 29	3Q09 Press Release	New Oi
Filling the Financial Statements at CVM

October 30	3Q09 Conference Call	New Oi

Shareholders’ Meeting Calendar

Date	Event	Company

February 17	Extraordinary Shareholders’ Meeting – Election of Board Directors and	BRTP and BRTO
Fiscal Committee Members

April 08	Ordinary Shareholders’ Meeting – Approval of the Company’s statements	BRTP and BRTO

April 14	Ordinary Shareholders’ Meeting - Approval of the Company’s statements	TNLP and TMAR

Note: Preliminary dates, subject to future changes.

APIMEC Meetings Calendar

Place	Date

Rio de Janeiro	August 13

São Paulo	August 14

Brasília	August 25

Belo Horizonte	August 26

Porto Alegre	November 10

Fortaleza	November 23

Conferences already scheduled

Sponsor	Place	Date

UBS	São Paulo	March 18

Citi	NY, EUA	March 25 to 27

Bradesco	São Paulo	April 3

JP Morgan	São Paulo	April 16 to 17

Itaú	NY, EUA	May 20 to 21

Merrill Lynch	Laguna, EUA	June 2 to 4

Credit-Suisse	CA, EUA	June 9 to 12

Santander	Gaurujá, SP	August

Credit-Suisse	NY, EUA	August 4 to 6 30

Deustche Bank	NY, EUA	September 9 to 11

Morgan Stanley	London	September 14 to 16

March 5, 2009	www.oi.com.br/ir	31

7) FINANCIAL STATEMENTS

7.1) Tele Norte Leste Participações - TNLP Consolidated

R$ Million

Income Statement	4Q07	3Q08	4Q08	2007	2008

Wireline Services Revenues	5,180.3	5,238.3	5,237.9	20,716.8	20,795.9

Local Services	2,904.5	2,849.5	2,834.7	11,653.4	11,192.3

Subscription Charges	1,753.6	1,749.9	1,736.1	6,979.9	6,911.7
Local Traffic	398.1	352.4	351.1	1,796.7	1,394.8
Installation Fees	21.7	22.2	18.1	93.6	82.4
Collect Calls	1.7	1.2	1.0	11.5	4.9
Other Local Revenues	0.1	0.1	0.1	0.5	0.4
Fixed-to-Mobile (VC1)	729.4	723.6	728.2	2,771.2	2,798.0
Long Distance	887.6	960.9	940.8	3,587.1	3,853.5

Intra-State	406.2	413.9	405.1	1,661.5	1,734.6
Inter-State	106.6	100.2	97.5	436.4	397.9
Inter-Regional	164.7	210.7	207.4	665.8	805.5
International	17.7	15.5	15.3	75.8	62.9
Fixed-to-Mobile (VC2 and VC3)	192.3	220.6	215.5	747.6	852.5
Advanced Voice	53.0	37.9	44.6	223.1	189.5

Public Telephones	232.8	141.7	153.3	1,105.7	655.8

Additional Services	172.5	164.1	168.5	643.5	666.5

Network Usage Remuneration	151.0	204.9	166.3	602.8	699.3

Data Transmission Services	759.4	844.0	893.2	2,879.3	3,397.3

ADSL (Velox)	294.7	363.1	369.6	1,120.7	1,391.0
Leased Lines (EILD)	135.8	162.2	167.4	525.8	629.6
Leased Lines (SLDD/SLDA)	58.7	51.3	52.3	244.4	228.4
IP Services	82.8	88.0	93.7	330.9	359.9
Packet switch and frame relay	78.1	72.5	63.5	286.1	289.1
Other Data Services	109.2	106.8	146.7	371.3	499.4
Other Wireline Services	19.5	35.3	36.5	21.9	141.7

Wireless Services Revenues	1,262.2	1,691.0	1,826.6	4,436.4	6,400.9

Subscription Charges	270.3	365.1	406.7	937.3	1,399.1
Outgoing Calls	479.5	733.5	767.0	1,657.9	2,691.5
Domestic/International Roaming	29.5	32.5	29.3	113.3	130.4
Network Usage Remuneration	319.2	357.8	398.5	1,153.6	1,410.7
Data / Value Added Services	105.3	150.7	162.5	335.4	554.6
Handset Sales	58.4	51.4	62.6	239.1	214.7

Gross Operating Revenue	6,442.5	6,929.3	7,064.4	25,153.2	27,196.8

Taxes and Deductions	(1,958.4)	(2,176.8)	(2,247.4)	(7,568.9)	(8,460.9)

Net Operating Revenue	4,484.1	4,752.5	4,817.0	17,584.3	18,735.9

Operating Expenses	(2,931.4)	(3,134.3)	(3,323.1)	(11,067.1)	(12,668.0)
Cost of Services	(847.6)	(923.7)	(941.1)	(3,392.1)	(3,613.6)
Cost of Goods Sold	(61.7)	(49.9)	(42.5)	(262.1)	(195.5)
Interconnection Costs	(849.6)	(847.8)	(859.0)	(3,331.7)	(3,371.1)
Selling Expenses	(695.0)	(900.4)	(1,011.3)	(2,657.5)	(3,517.5)
General and Administrative Expenses	(328.7)	(331.8)	(477.4)	(1,044.3)	(1,396.4)
Other Operating (Expenses) Revenue, net	(148.7)	(80.6)	8.2	(379.5)	(574.0)

EBITDA	1,552.6	1,618.2	1,493.9	6,517.2	6,067.9

Margin %	34.6%	34.1%	31.0%	37.1%	32.4%
Depreciation and Amortization	(652.8)	(717.3)	(742.0)	(2,617.8)	(2,819.0)

EBIT	899.8	901.0	752.0	3,899.4	3,248.9

Equity Accounting	7.3	(14.9)	(5.9)	35.6	41.9
Financial Expenses	(403.1)	(900.0)	(1,149.1)	(1,438.8)	(2,710.0)
Financial Income	320.7	343.2	475.8	960.3	1,326.1

Income Before Tax and Social Contribution	824.6	329.2	72.8	3,456.5	1,906.9

Income Tax and Social Contribution	265.9	(35.8)	29.1	(614.6)	(474.6)
Minority Interest	(208.8)	(69.7)	(24.4)	(524.0)	(278.0)

Net Income	881.7	223.7	77.5	2,317.9	1,154.3

Margin %	19.7%	4.7%	1.6%	13.2%	6.2%
Outstanding Shares - Thousand (exc.-treasury)	382,122	382,289	382,289	382,122	382,289
Income per share (R$)	2.307	0.585	0.203	6.066	3.019
Income per ADR (US$)	1.293	0.351	0.089	3.115	1.618

March 5, 2009	www.oi.com.br/ir	32

7.1) Tele Norte Leste Participações – TNLP Consolidated (Continued)

R$ Million

Balance Sheet	12/31/07	9/30/08	12/31/08

TOTAL ASSETS	30,316	38,118	41,065

Current	12,724	14,886	17,534
Cash and Short-Term Inv.	3,461	7,287	9,498
Accounts Receivable	3,286	3,612	3,896
Recoverable Taxes	2,113	1,804	1,884
Inventories	124	156	153
Other Current Assets	3,739	2,027	2,102
Non-Current Assets	17,592	23,232	23,531
Long Term	4,046	4,426	4,420
Recoverable and Deferred Taxes	2,249	2,363	2,377
Other	1,797	2,064	2,044
Investments	38	3,320	3,320
Property Plant and Equipment	11,580	12,475	12,670
Intagible Assets	1,597	2,655	2,758
Deferred Assets	330	355	362

Balance Sheet	12/31/07	9/30/08	12/31/08

TOTAL LIABILITIES	30,316	38,118	41,065

Current	6,813	7,146	9,520
Suppliers	1,924	2,822	2,169
Loans and Financing	2,066	2,129	4,047
Payroll and Related Accruals	198	217	274
Payable Taxes	1,544	1,217	1,127
Dividends Payable	917	601	1,522
Other Accounts Payable	164	161	382
Non-Current Liabilities	10,354	18,730	20,133

Long Term	10,354	18,730	20,133
Loans and Financing	7,376	15,634	16,495
Payable and Deferred Taxes	762	704	604
Contingency Provisions	1,947	2,120	1,963
Other Accounts Payable	268	272	1,071
Minority Interest	2,491	2,001	1,820
Shareholders' Equity	10,658	10,242	9,591
Capital Stock	4,689	5,449	5,449
Capital Reserve	29	37	38
Surplus Reserve	6,324	4,364	4,472
Treasury shares	(373)	(369)	(369)
Retained Earnings	(11)	760	0

March 5, 2009	www.oi.com.br/ir	33

7.2) Telemar Norte Leste - TMAR Consolidated

R$ Million

Income Statement	4Q07	3Q08	4Q08	2007	2008

Wireline Services Revenues	5,165.4	5,215.0	5,216.5	20,701.9	20,702.3

Local Services	2,904.5	2,849.5	2,834.7	11,653.4	11,192.3

Subscription Charges	1,753.6	1,749.9	1,736.1	6,979.9	6,911.7
Local Traffic	398.1	352.4	351.1	1,796.7	1,394.8
Installation Fees	21.7	22.2	18.1	93.6	82.4
Collect Calls	1.7	1.2	1.0	11.5	4.9
Other Local Revenues	0.1	0.1	0.1	0.5	0.4
Fixed-to-Mobile (VC1)	729.4	723.6	728.2	2,771.2	2,798.0
Long Distance	887.6	960.9	940.8	3,587.1	3,853.5

Intra-State	406.2	413.9	405.1	1,661.5	1,734.6
Inter-State	106.6	100.2	97.5	436.4	397.9
Inter-Regional	164.7	210.7	207.4	665.8	805.5
International	17.7	15.5	15.3	75.8	62.9
Fixed-to-Mobile (VC2 and VC3)	192.3	220.6	215.5	747.6	852.5
Advanced Voice	53.0	37.9	44.6	223.1	189.5

Public Telephones	232.8	141.7	153.3	1,105.7	655.8

Additional Services	172.5	164.1	168.5	643.5	666.5

Network Usage Remuneration	151.0	204.9	166.3	602.8	699.3

Data Transmission Services	760.0	845.2	895.5	2,879.9	3,402.8

Other	4.0	10.8	12.9	6.4	42.7

Wireless Services Revenues	1,262.2	1,691.0	1,826.6	4,436.4	6,400.9

Subscription Charges	270.3	365.1	406.7	937.3	1,399.1
Outgoing Calls	479.5	733.5	767.0	1,657.9	2,691.5
Domestic/International Roaming	29.5	32.5	29.3	113.3	130.4
Network Usage Remuneration	319.2	357.8	398.5	1,153.6	1,410.7
Data / Value Added Services	105.3	150.7	162.5	335.4	554.6
Handset Sales	58.4	51.4	62.6	239.1	214.7

Gross Operating Revenue	6,427.6	6,906.0	7,043.1	25,138.3	27,103.2

Taxes and Deductions	(1,955.8)	(2,170.8)	(2,241.8)	(7,566.3)	(8,437.9)

Net Operating Revenue	4,471.8	4,735.1	4,801.2	17,572.1	18,665.3

Operating Expenses	(2,908.7)	(3,114.4)	(3,305.2)	(11,029.8)	(12,556.3)
Cost of Services Provided	(840.3)	(907.8)	(932.4)	(3,384.7)	(3,564.1)
Cost of Goods Sold	(61.7)	(49.9)	(42.5)	(262.1)	(195.5)
Interconnection Costs	(849.6)	(847.8)	(859.0)	(3,331.7)	(3,371.1)
Selling Expenses	(694.3)	(899.5)	(1,004.9)	(2,655.3)	(3,501.9)
General and Administrative Expenses	(320.7)	(322.8)	(472.8)	(1,015.9)	(1,369.4)
Other Operting (Expenses) Revenue, net	(142.1)	(86.8)	6.4	(380.1)	(554.3)

EBITDA	1,563.1	1,620.7	1,496.0	6,542.3	6,109.0

Margin %	35.0%	34.2%	31.2%	37.2%	32.7%
Depreciation and Amortization	(665.2)	(725.6)	(749.0)	(2,675.0)	(2,849.6)

EBIT	897.9	895.1	747.0	3,867.3	3,259.4

Equity Accounting	(2.0)	(4.0)	(7.6)	0.9	17.8
Financial Expenses	(302.4)	(829.4)	(1,165.2)	(1,224.9)	(2,622.3)
Financial Income	308.2	343.2	431.8	919.6	1,283.5

Income Before Tax and Social Contribution	901.7	404.9	6.0	3,562.9	1,938.3

Income Tax and Social Contribution	237.6	(20.2)	89.5	(673.7)	(413.5)
Minority Interest	0.0	1.4	(4.8)	0.0	(4.3)

Net Income	1,139.3	386.0	90.7	2,889.2	1,520.5

Margin %	25.5%	8.2%	1.9%	16.4%	8.1%

Outstanding Shares Thousand (exc.-treasury)	238,614	238,391	238,391	238,614	238,391
Income per share (R$)	4.775	1.619	0.380	12.108	6.378

March 5, 2009	www.oi.com.br/ir	34

7.2) Telemar Norte Leste - TMAR Consolidated (Continued)

R$ Million

Balance Sheet	12/31/07	9/30/08	12/31/08

TOTAL ASSETS	29,274	35,333	40,086
Current	11,706	11,901	16,284
Cash and Short-Term Inv.	2,889	4,666	8,606
Accounts Receivable	3,278	3,609	3,897
Recoverable and Deferred Taxes	1,731	1,468	1,543
Inventories	123	156	153
Other Current Assets	3,687	2,001	2,085

Non-Current Assets	17,568	23,432	23,802
Long Term	3,933	4,569	4,643
Recoverable and Deferred Taxes	2,011	2,132	2,211
Other	1,922	2,437	2,432
Investments	35	3,313	3,313
Property Plant and Equipment	11,790	12,648	12,831
Intagible Assets	1,513	2,578	2,682
Deferred	297	325	333

Balance Sheet	12/31/07	9/30/08	12/31/08

TOTAL LIABILITIES	29,274	35,333	40,086
Current	6,194	6,492	9,153
Suppliers	1,920	2,814	2,165
Loans and Financing	1,414	1,452	3,702
Payroll and Related Accruals	195	214	271
Payable Taxes	1,456	1,191	1,100
Dividends Payable	1,043	657	1,530
Other Accounts Payable	166	164	386
Non-Current Liabilities	9,292	17,964	20,923
Long Term	9,292	17,964	20,923
Loans and Financing	6,534	15,080	17,472
Payable Taxes	615	562	489
Contingency Provisions	1,944	2,119	1,962
Other Accounts Payable	199	202	1,000

Minority Interest	0	52	25

Shareholders' Equity	13,788	10,825	9,984
Capital Stock	7,419	7,419	7,419
Capital Reserve	2,169	2,192	2,199
Treasury shares	(170)	(17)	(17)
Surplus Reserve	4,394	327	383
Retained Earnings	(23)	904	0

March 5, 2009	www.oi.com.br/ir	35

7.3) Telemar Norte Leste - TMAR Parent Company

R$ Million

Income Statement	4Q07	3Q08	4Q08	2007	2008

Local Services	2,904.2	2,849.5	2,834.6	11,656.0	11,192.3

Long Distance	923.3	961.2	942.4	3,501.0	3,857.5

Advanced Voice	54.6	51.7	54.4	227.7	215.7

Public Telephones	233.4	141.7	153.3	1,105.7	655.8

Additional Services	173.5	166.0	170.2	646.2	673.5

Network Usage Remuneration	185.7	272.0	234.0	649.8	948.4

Data Transmission Services	673.0	771.6	782.5	2,607.6	3,038.1

Other	0.6	0.5	0.3	2.9	2.1

Gross Operating Revenue	5,148.3	5,214.1	5,171.9	20,396.8	20,583.4

Taxes and Deductions	(1,527.6)	(1,532.2)	(1,554.2)	(6,100.0)	(6,072.6)

Net Operating Revenue	3,620.7	3,681.9	3,617.6	14,296.8	14,510.8

Operating Expenses	(2,397.9)	(2,475.7)	(2,556.8)	(8,897.0)	(10,023.8)
Cost of Services Provided	(670.2)	(711.5)	(745.0)	(2,697.8)	(2,802.3)
Interconnection Costs	(795.3)	(827.8)	(896.6)	(3,057.9)	(3,270.8)
Selling Expenses	(557.4)	(597.3)	(632.1)	(2,052.3)	(2,418.5)
General and Administrative Expenses	(260.7)	(271.2)	(347.6)	(843.6)	(1,088.2)
Other Operating (Expenses) Revenue, net	(114.3)	(67.8)	64.5	(245.3)	(444.0)

EBITDA	1,222.8	1,206.2	1,060.8	5,399.8	4,487.0

Margin %	33.8%	32.8%	29.3%	37.8%	30.9%
Depreciation and Amortization	(487.5)	(499.6)	(507.5)	(1,942.2)	(1,982.0)

EBIT	735.3	706.6	553.3	3,457.7	2,505.0

Equity Accounting	219.5	139.8	160.6	452.5	635.8
Financial Expenses	(262.1)	(781.3)	(1,032.0)	(1,060.8)	(2,368.5)
Financial Income	228.6	242.5	291.4	650.9	851.4

Income Before Tax and Social Contribution	921.3	307.6	(26.8)	3,500.3	1,623.7

Income Tax and Social Contribution	218.0	78.5	117.5	(611.0)	(103.1)

Net Income	1,139.3	386.1	90.7	2,889.2	1,520.5

Margin %	31.5%	10.5%	2.5%	20.2%	10.5%

Balance Sheet	12/31/07	9/30/08	12/31/08

TOTAL ASSETS	27,655	32,411	36,814

Current	7,738	8,127	12,407
Cash and Short-Term Inv.	1,975	3,597	7,819
Accounts Receivable	3,018	3,153	3,133
Recoverable and Deferred Taxes	1,327	973	980
Inventories	36	20	21
Other Current Assets	1,383	384	454

Non-Current Assets	19,917	24,284	24,407

Long Term	2,686	6,245	3,017
Recoverable and Deferred Taxes	1,129	1,187	1,261
Other	1,557	5,057	1,756

Investments	8,630	9,134	12,542
Property Plant and Equipment	8,258	8,356	8,290
Intagible Assets	343	550	559

TOTAL LIABILITIES	27,655	32,411	36,814

Current	5,240	4,378	7,491
Suppliers	1,418	1,435	1,496
Loans and Financing	1,389	1,290	3,522
Payroll and Related Accruals	152	170	212
Payable Taxes	1,125	729	635
Dividends Payable	1,043	657	1,530
Other Accounts Payable	113	97	96

Non-Current Liabilities	8,626	17,208	19,339

Long Term	8,626	17,208	19,339
Loans and Financing	6,142	14,636	17,002
Payable Taxes	608	557	483
Contingency Provisions	1,850	1,983	1,823
Other Accounts Payable	27	32	32

Shareholders' Equity	13,788	10,825	9,984

March 5, 2009	www.oi.com.br/ir	36

7.4) TNL PCS – Oi

R$ Million

Income Statement	4Q07	3Q08	4Q08	2007	2008

Wireless Services Revenues	1,468.3	1,829.1	2,042.8	5,203.9	7,041.1

Subscription	270.3	337.8	382.4	937.3	1,317.4
Outgoing Calls	479.5	671.7	697.3	1,657.9	2,497.5
Domestic/Internacional Roaming	29.5	30.1	27.3	113.3	122.7
Network Usage Remuneration	525.2	596.0	711.1	1,916.3	2,354.9
Data / Value Added	105.3	143.7	156.4	335.4	533.4
Other SMP Services	(0.3)	(0.6)	(0.2)	0.4	(2.9)
Handset Sales	58.8	50.4	68.6	243.4	218.1
LD/Advanced Voice Service/Network* Revenues	70.7	98.0	126.7	483.3	435.4

Gross Operating Revenue	1,539.0	1,927.2	2,169.5	5,687.3	7,476.5

Taxes and Deductions	(435.1)	(607.4)	(653.0)	(1,493.3)	(2,268.9)

Net Operating Revenue	1,104.0	1,319.7	1,516.5	4,194.0	5,207.6

Operating Expenses	(752.6)	(883.6)	(1,055.3)	(3,039.4)	(3,509.5)
Cost of Services Provided	(219.1)	(153.0)	(131.9)	(887.7)	(586.5)
Cost of Goods Sold	(61.7)	(47.3)	(29.0)	(262.1)	(176.1)
Interconnection Costs	(295.2)	(357.7)	(403.1)	(1,123.1)	(1,417.9)
Selling Expenses	(199.5)	(312.2)	(409.5)	(795.5)	(1,184.9)
General and Administrative Expenses	(51.9)	(42.5)	(110.7)	(158.7)	(243.6)
Other Operating (Expenses) Revenue, net	74.9	29.1	28.9	187.8	99.5

EBITDA	351.4	436.1	461.2	1,154.6	1,698.1

Margin %	31.8%	33.0%	30.4%	27.5%	32.6%
Depreciation and Amortization	(176.4)	(196.3)	(216.6)	(728.0)	(781.7)

EBIT	175.0	239.8	244.5	426.6	916.4

Equity Accounting	(3.0)	(42.3)	(57.4)	(3.0)	(158.3)
Financial Expenses	(39.3)	(44.4)	(109.1)	(161.3)	(228.6)
Financial Income	77.9	111.2	104.6	263.6	414.5
Non-operating Expenses	0.0	0.0	0.0	0.0	0.0

Income Before Tax and Social Contribution	210.5	264.3	182.6	525.9	944.0

Income Tax and Social Contribution	20.1	(103.0)	(53.4)	(60.4)	(332.8)

Net Income	230.7	161.3	129.1	465.5	611.1

Margin %	20.9%	12.2%	8.5%	11.1%	11.7%

Balance Sheet	12/31/07	9/30/08	12/31/08

TOTAL ASSETS	9,981	11,392	12,089

Current	3,984	3,606	3,942
Cash and Short-Term Inv.	823	906	679
Accounts Receivable	405	546	1,015
Recoverable and Deferred Taxes	360	427	488
Inventories	86	119	113
Other Current Assets	2,310	1,607	1,648
Non-Current Assets	5,997	7,786	8,147
Long Term	1,288	1,536	1,606
Recoverable and Deferred Taxes	910	860	827
Loans and Financing	258	523	608
Other	120	153	171
Investments	88	81	24
Property Plant and Equipment	3,262	3,872	4,169
Intagible Assets	1,077	1,981	2,019
Deferred Assets	283	316	329

TOTAL LIABILITIES	9,981	11,392	12,089

Current Liabilities	1,105	2,050	1,768
Suppliers	671	1,539	979
Loans and Financing	12	12	12
Payroll and Related Accruals	41	34	49
Payable Taxes	321	438	440
Other Accounts Payable	61	27	288
Non-Current Liabilities	691	666	1,515
Long Term	691	666	1,515
Loans and Financing	444	443	478
Contingency Provisions	90	100	104
Payable Taxes	7	5	6
Other Accounts Payable	150	118	927

Shareholders' Equity	8,185	8,675	8,807
Capital Stock	9,613	9,613	9,613
Capital Reserve	29	27	40
Retained Earnings	(1,456)	(964)	(845)

March 5, 2009	www.oi.com.br/ir	37

RELEVANT INFORMATION

I) CVM instruction 358, article 12: The controlling shareholders, direct or indirect, and the shareholders electing members o the Board of Directors or the Statutory Audit Committee, as well as any individual or company, or group of people acting together or representing a similar interest, reaching participation, direct or indirect, of 5% (five per cent) or more of a type or class of shares representing the capital of a public company capital, must inform the CVM, and the Company in accordance with terms of the article.

Oi guides its shareholders to comply with the terms of article 12 of CVM Instruction 358, however it cannot be held responsible for the disclosure of information on acquisition or sale, by third parties, of participation that corresponds to 5% or more of a type or class of shares that represents its capital or that is entitled to rights over these shares and further securities issued.

Shares TNE	Capital	Treasury	Controlling	Free-Float
			Shares

Common	130,611,732	3,070,731	68,504,187	59,036,814
Preferred	261,223,463	6,475,663	0	254,747,800

Total	391,835,195	9,546,394	68,504,187	313,784,614

Shares TMAR	Capital	Treasury	Controlling	Free-Float
			Shares

Common	107,063,093	0	104,227,873	2,835,220
Preferred (A)	130,487,295	223,500	104,329,417	25,934,378
Preferred (B)	1,063,967	0	6	1,063,961

Total	238,614,355	223,500	208,557,296	29,833,559

Shares TNCP	Capital	Treasury	Controlling	Free-Float
			Shares

Common	2,492,476	0	1,292,671	1,199,805
Preferred	4,209,206	0	3,979,123	230,083

Total	6,701,682	0	5,271,794	1,429,888

Shares AMZ	Capital	Treasury	Controlling	Free-Float
			Shares

Common	2,271,325	0	2,039,298	232,027
Preferred (A)	79,983	0	0	79,983
Preferred (B)	230,461	0	0	230,461
Preferred (C)	17,152	0	0	17,152
Preferred (D)	309,568	0	0	309,568
Preferred (E)	2,979,606	16	2,374,165	605,425

Total	5,888,095	16	4,413,463	1,474,616

OBS: Shareholder structure as of December 31, 2008

II) This report contains forecasts and/or estimates regarding future events. These projections were carefully compiled based on the present scenario and work in progress, together with the corresponding expectations. The use of forward-looking statements, such as, but not limited to: "project", "estimate", "expect", "predict", "plan", "anticipate", is intended to indicate possible trends that, inevitably, involve uncertainty and risk and whose future results may differ from current expectations. Oi cannot be held responsible for the transactions or investment decisions of third parties based on these forecasts and/or estimates. The information presented has not been audited and may therefore differ from the final audited results.

March 5, 2009	www.oi.com.br/ir	38

Oi – Investor Relations
Roberto Terziani	55 (21) 3131-1208	rterziani@oi.net.br
Carolina Gava Silveira	55 (21) 3131-1314	ana.silveira@oi.net.br
Flávia Menezes de Oliveira	55 (21) 3131-1332	flavia@brasiltelecom.com.br

Global Consulting Group
Lucia Domville	1 (646) 284-9416	ldomville@hfgcg.com

March 5, 2009	www.oi.com.br/ir	39

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 06, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.